08027987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tiche Capital Strategies LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Grant Street, Ste 421
(No. and Street)

Pittsburgh (City) PA (State) 15219 (Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley D. Tiche 412-261-1823
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Small, O'Connor & Pagano
(Name – *if individual, state last, first, middle name*)

800 Vinial Street, Ste 412 (Address) Pgh (City) PA (State) 15212 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 29 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/08
50

OATH OR AFFIRMATION

I, Bradley D. Tiche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tiche Capital Strategies LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- None -

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Barry E Wood, Notary Public
City of Pittsburgh, Allegheny County
My Commission expires April 03, 2011

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania
Financial Statements and Independent Auditors' Report

December 31, 2007 and 2006

Tiche Capital Strategies, LLC

Table of Contents

Small, O'Connor & Pagano

Certified Public Accountants & Consultants

800 Vinial Street • Suite 412 • Pittsburgh, Pennsylvania 15212
Tel. 412/231-6422 • Fax 412/231-1696 • E-mail: sopcpas@oconnor-pagano.com

Independent Auditors' Report

Mr. Bradley D. Tiche, President
Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania

We have audited the accompanying statements of financial condition of Tiche Capital Strategies, LLC as of December 31, 2007 and 2006 and the related statements of income, changes in member's equity, and cash flows for the years then ended required to be filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe our audits provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tiche Capital Strategies, LLC as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Small O'Connor & Pagano
Pittsburgh, Pennsylvania
February 25, 2008

Tiche Capital Strategies, LLC

Statements of Financial Condition
December 31, 2007 and 2006

	2007	2006
Assets:		
Cash - Operating	$ 7,833	$ 7,839
Cash - Reserve	40	40
Organization Costs, Net of Amorization	8,805	9,979
Total Assets	$ 16,678	$ 17,858
Liabilities		
Accrued Expenses	$ 1,000	$ 1,000
Total Liabilities	1,000	1,000
Member's Equity		
Retained (Deficit)	(1,161)	(31,431)
Contributed Capital	16,839	48,289
Total Member's Equity	15,678	16,858
Total Liabilities and Member's Equity	$ 16,678	$ 17,858

The accompanying notes are an integral part of these financial statements.

Tiche Capital Strategies, LLC

Statements of Income
For the Years Ended December 31, 2007 and 2006

		2007		2006
Income:				
Other Income (Note 9)	$	35,000	$	2,307
Total Income		35,000		2,307
Expenses:				
Accounting Fees		1,750		3,500
Amortization		1,174		1,174
Bank Service Charge		60		65
Dues and Subscriptions		150		825
Filing Fees		350		1,318
Insurance		384		734
Licenses and Permits		200		-
Regulatory and Compliance Expense		662		-
Total Expenses		4,730		7,616
Net Profit (Loss) for Year	$	30,270	$	(5,309)

The accompanying notes are an integral part of these financial statements.

Tiche Capital Strategies, LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2007 and 2006

	Contributed Capital	Retained (Deficit)	Total 2007	Total 2006
Balances at Beginning of Year	$ 48,289	$ (31,431)	$ 16,858	$ 12,967
Net Profit (Loss) for the Year	-	30,270	30,270	(5,309)
Member's Equity Withdrawal	(35,000)	-	(35,000)	-
Member's Equity Contribution	3,550	-	3,550	9,200
Balances at End of Year	$ 16,839	$ (1,161)	$ 15,678	$ 16,858

The accompanying notes are an integral part of these financial statements.

Tiche Capital Strategies, LLC

Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities:		
Net Profit (Loss) for Year	$ 30,270	$ (5,309)
Adjustments to Reconcile Changes in Net Profits (Loss) to Net Cash (Used in) Operating Activities:		
Amortization	1,174	1,174
(Increase) Decrease in Accounts Receivable	-	187
(Increase) Decrease in Other Assets	-	225
Increase (Decrease) in Current Liabilities	-	(5,647)
Net Cash Provided by (Used in) Operating Activities	31,444	(9,370)
Cash Flows from Financing Activities:		
Capital Contributed/(Withdrawn)	(31,450)	9,200
Net Cash Provided by (Used in) Financing Activities	(31,450)	9,200
Net (Decrease) in Cash	(6)	(170)
Cash at Beginning of Year	7,839	8,009
Cash at End of Year	$ 7,833	$ 7,839
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Interest Paid	$ -	$ -
Income Taxes	-	-

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2007 and 2006

1. Organization and Operations

Tiche Capital Strategies, LLC, operates in Pittsburgh, Pennsylvania and is a broker/dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). Through November 2004, the company provided brokerage services to a variety of customers in the continental United States. At this time, the Company notified the NASD District 9 office of its intentions to discontinue its membership as well as its intentions to terminate its SEC registration. For the years 2007 and 2006, the Company did not engage in any brokerage services.

It is the intention of the Company to continue its existence. At December 31, 2006, the principals who were previously engaged in the broker/dealership were in the process of submitting applications to NASD to operate as an entity providing private placement services to perspective clients in the continental United States. During 2007, the process was completed and NASD approved the application submitted by Tiche Capital Strategies, LLC to engage in private placement of securities and merger and acquisition advisory services.

The Company is a limited liability company.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements of Tiche Capital Strategies, LLC.

Allowance for Contingent Liability: The allowance for contingent liability is revenue not yet recognized on the sales of variable and fixed annuities. That is because there is a 20 day recession period on each sale, which allows the customer to cancel their purchase up to that point. After the recession period ends, the revenue is then recognized as income.

Securities Transaction: Proprietary securities transactions in regular way trades are recorded on the trade date, as if they had settled. Profit and loss arising form all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Income taxes: The shareholder elected to be treated as a small business corporation for income tax purposes as provided by in Section 1372(a) of the Internal Revenue Code. As such, the Company's income or loss and credits are passed to the sole member and combined with his other personal income and deductions to determine taxable income on his individual tax return.

Commissions: Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

3. Organization Costs

Tiche Capital Strategies, LLC, incurred organization costs in the form of attorney fees, various registrations and licenses at the inception of the Company. These costs are carried as other assets and are being amortized ratably over 15 years.

4. Uses of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

5. Termination of Broker/Dealer Registration

As stated in Note 1 above, at the end of 2004 the company decided to discontinue its membership and terminate its registration with NASD and SEC, respectively. To this end the Company (TCS) completed the following:

- TCS made arrangements to become a branch office of First Midwest Securities, Inc. (FMSI). The registered representatives of TCS terminated their NASD licenses with TCS and transferred them to FMSI. One of the two principals of TCS transferred his NASD licenses to FMSI; the other principal retained her license.

5. Termination of Broker/Dealer Registration (continued)

- FMSI assumed all TCS customer accounts and mailed a negative response letter to those accountholders dated November 29, 2004, advising them of the change in broker/dealer by year-end. The firm processed paperwork to change the broker/dealer of record on all fund direct business.

- All capital and assets of TCS remained with TCS.

6. Arbitration and Resolution

The Company's request to NASD to terminate its broker/dealer membership and registration is in part contingent on the resolution of all NASD dispute arbitrations in place at December 31, 2004. As of the December 31, 2004, there were two related pending arbitrations in which TCS was a named respondent along with its clearing firm Emmett A. Larkin and a third party registered representative. In March 2006, these arbitrations were resolved as follows:

- Arbitration Case 04-01619 settled in the amount of $32,000 against TCS, Emmett A. Larkin and a third party registered agent.

- Arbitration Case 04-01672 settled in the amount of $25,549 against TCS, Emmett A. Larkin and a third party registered agent.

As a result of the arbitration hearings, the Company, by correspondence dated March 21, 2006, informed the SEC and NASD that pursuant to Rule 17a-11 the net capital of the Company was now deficient. Subsequently, by correspondence dated March 22, 2006, the NASD informed TCS that it was not in compliance with the Net Capital Rule, SEC Rule 15c3-1. Accordingly, the Company was required by terms of the rule, to cease conducting business as a securities broker/dealer. Additional capital was later contributed by one of the principals during the year.

On June 2, 2006, NASD confirmed the suspension of operations for the Company's failure to timely pay the arbitration settlements to the complainants.

6. Arbitration and Resolution (continued)

TCS reached an agreement with the complainants in both cases for an overall settlement in the amount of $20,000 to be paid by TCS. This amount was paid on August 26, 2006, by one of the principals personally. Additionally, TCS assigned all claims, demands, and rights to recovery, that TCS and/or its principals has or may have had against the registered agent arising out of or in any way related to the subject matter of, or arbitration awards issued in, either of the cases cited above.

7. Compliance Issues

On January 6, 2006, the Company filed Form U-5 application, terminating one of the principal's registration with the Company, while he was President and sole owner.

On April 24, 2006, the Company filed Form U-4 attempting to reregister the aforementioned principal.

In December 2006, the NASD conducted a Routine Examination on compliance with rules and regulations. Certain deficiencies were noted.

During 2007, the Company responded indicating the steps taken to ensure future compliance and successfully reregistered the President and sole owner.

8. Net Capital Requirements

Tiche Capital Strategies, LLC is required by SEC Rule 15c3-1 to maintain net capital of an amount established and deemed appropriate by the SEC. The Company is required to maintain net capital of $5,000. The Company was in compliance with this rule as of December 31, 2007 and 2006.

9. Other Income

During 2007 the New York Stock Exchange and NASD successfully completed negotiations to merge. The resulting entity, FINRA, was thus established. In part the merger was undertaken to reduce membership and regulatory costs and overheads to respective members of each entity. Accordingly, in 2007 all NASD broker dealers were issued a one time minimum payment of $35,000 cost reimbursement. This payment, which was received by the Company, is income reportable to the Internal Revenue Service.

Tiche Capital Strategies, LLC

Computation of Net Capital
December 31, 2007 and 2006

	2007		2006	
Assets:				
Cash	$	7,833	$	7,839
Total Assets	$	7,833	$	7,839
Liabilities				
Accrued Expenses		1,000		-
Total Liabilities		1,000		-
Net Capital	$	6,833	$	7,839
Minimum Net Capital Requirement		5,000		5,000
Excess Net Capital	$	1,833	$	2,839

The accompanying notes are an integral part of these financial statements.

Small, O'Connor & Pagano

Certified Public Accountants & Consultants

800 Vinial Street • Suite 412 • Pittsburgh, Pennsylvania 15212
Tel. 412/231-6422 • Fax 412/231-1696 • E-mail: sopcpas@oconnor-pagano.com

**Independent Auditors' Report
on Supplementary Information
Required by Rule 17a-5 of the
Securities and Exchange Commission**

Mr. Bradley D. Tiche, President
Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania

Our report on our audit of the basic financial statements of Tiche Capital Strategies, LLC for the year ended December 31, 2007 appears in the Independent Auditors' Report. We conducted our audit in accordance with auditing standards generally accepted in the United States of America for the purposes of forming an opinion on the basic financial statements taken as a whole. The schedules of supplementary information are presented for purposes of additional analysis and is not required part of the basis financial statement, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Small O'Connor & Pagano

Pittsburgh, Pennsylvania
February 25, 2008

Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

Tiche Capital Strategies, LLC clears all transactions with and for customers on a fully disclosed basis with clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records. Therefore, Tiche Capital Strategies, LLC, is exempt from the Reserve Requirements and the Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Tiche Capital Strategies, LLC

Reconciliation between Audited and Un-audited Statements of Financial Condition Pursuant to Rule 17a-5(d)(4)

Reconciliation between audited and un-audited Statements of Financial Condition is as follows:

Net Loss Before Audit Adjustment	$ 31,270
Accrued Expenses: Accounting fees	(1,000)
Net Loss for Year per Audited Statement of Changes in Member's Equity	$ 30,270

Tiche Capital Strategies, LLC

Schedule of Findings and Questioned Costs
Year Ended December 31, 2007

None

Tiche Capital Strategies, LLC

Corrective Action Plan
Year Ended December 31, 2007

None

Tiche Capital Strategies, LLC

Corrective Action Plan
Year Ended December 31, 2006

None

Small, O'Connor & Pagano
Certified Public Accountants & Consultants
800 Vinial Street • Suite 412 • Pittsburgh, Pennsylvania 15212
Tel. 412/231-6422 • Fax 412/231-1696 • E-mail: sopcpas@oconnor-pagano.com

Report on Compliance and on Internal Control over Financial Reporting Based on an Audit of Financial Statements Performed in Accordance with Government Auditing Standards Generally Accepted in the United States

Board of Directors
Tiche Capital Strategies, LLC
Pittsburgh, Pennsylvania

We have audited the financial statements of Tiche Capital Strategies, LLC, as of and for the year ended December 31, 2007, and have issued our report thereon dated February 25, 2008. We conducted our audit in accordance with auditing standards generally accepted in the United States of America.

Compliance
As part of obtaining reasonable assurance about whether Tiche Capital Strategies, LLC, financial statements are free of material misstatement, we performed tests of its compliance with certain provisions of laws, regulations, contracts and grants, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of audit and, accordingly, we do not express such an opinion. The results of our tests disclosed no instances of noncompliance that are required to be reported under Auditing Standards generally accepted in the United States.

Internal Control Over Financial Reporting
In planning and performing our audit, we considered Tiche Capital Strategies, LLC, internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control over financial reporting. Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control component does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

Internal Control Over Financial Reporting cont.

This report is intended for the information of the Board of Directors, management and federal agencies and pass-through entities.

Small, O'Connor & Pagano
Pittsburgh, Pennsylvania
February 25, 2008

END